VF 5-23-03

** AH 5-30-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


03054189

RECD S.E.C.
MAY 1 6 2003
526

SEC FILE NUMBER
8- 40361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vrakas/Blum Mergers & Acquisitions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 South Moorland Road, Suite 400
(No. and Street)

Brookfield (City) Wisconsin (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frederick J. Fass (262)797-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S. C.
(Name – *if individual, state last, first, middle name*)

1800 East Main Street, Waukesha, Wisconsin 53186
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 3 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DP 5/23

OATH OR AFFIRMATION

I, Frederick J. Fass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vrakas/Blum Mergers & Acquisitions, Inc., as of March 2003, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAY 16 2003
WASH. D.C.
161
SECTION

VRAKAS/BLUM MERGERS & ACQUISITIONS, INC.

(AN S CORPORATION)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

AS OF MARCH 31, 2003 AND 2002

WITH INDEPENDENT AUDITORS' REPORTS
PURSUANT TO RULE 17a-5

VRAKAS/BLUM MERGERS & ACQUISITIONS, INC.

CONTENTS


WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, C.P.A.
VALORIE A. BOCZKIEWICZ, C.P.A.
JEFFREY A. LANGTON, C.P.A., C.M.A.
ROXANN V. COWAN, C.P.A.
NILTJE M. HUDZ, C.P.A.
SHANNON M. ROSZAK, C.P.A.

Phone: (262) 548-0444
Fax: (262) 548-0935
E-mail: edw@wbcosc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Vrakas/Blum Mergers & Acquisitions, Inc.

We have audited the accompanying statements of financial condition of VRAKAS/BLUM MERGERS & ACQUISITIONS, INC. as of March 31, 2003 and 2002, and the related statements of revenues and expenses, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vrakas/Blum Mergers & Acquisitions, Inc. as of March 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co S.C.

Waukesha, Wisconsin
May 13, 2003

VRAKAS/BLUM MERGERS & ACQUISITIONS, INC.

STATEMENTS OF FINANCIAL CONDITION

MARCH 31, 2003 AND 2002

ASSETS

	2003	2002
CASH AND CASH EQUIVALENTS	$ 256,987	$ 144,777
ACCOUNTS RECEIVABLE	25,907	17,000
PREPAID DUES AND FEES	3,531	3,133
	$ 286,425	$ 164,910

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
LIABILITIES	$ 13,024	$ 8,500
SHAREHOLDERS' EQUITY		
Common stock, $1 par value, 56,000 shares authorized, 7,500 issued and outstanding	7,500	7,250
Paid in capital	127,168	74,428
Retained earnings	138,733	74,732
TOTAL SHAREHOLDERS' EQUITY	273,401	156,410
	$ 286,425	$ 164,910

The accompanying notes are an integral part of these statements.

VRAKAS/BLUM MERGERS & ACQUISITIONS, INC.

STATEMENTS OF REVENUES AND EXPENSES

FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	2003	2002
REVENUES		
Fees, net of amounts retained by or paid to affiliate of $83,587 and $135,774, respectively	$ 83,587	$ 135,774
Interest income	68	255
TOTAL REVENUES	83,655	136,029
EXPENSES		
Pencor	5,447	2,309
Regulatory fees	1,524	1,471
Professional fees	1,080	1,025
Promotion and proposals	-	82
Newsletter	1,155	3,605
Training	2,810	2,366
Subscriptions	-	520
Professional Dues	2,644	3,175
Marketing, advertising and seminars	3,587	4,723
Database charges	675	500
Sales and Use Tax	278	246
Other	454	522
TOTAL EXPENSES	19,654	20,544
NET INCOME	$ 64,001	$ 115,485

The accompanying notes are an integral part of these statements.

VRAKAS/BLUM MERGERS & ACQUISITIONS, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	Common stock			
	Shares issued	Amount	Paid in capital	Retained earnings
BALANCE, March 31, 2001	6,750	$ 6,750	$ 73,928	$ (26,227)
Purchase of common stock	500	500	500	
Dividends				(14,526)
Net income				115,485
BALANCE, March 31, 2002	7,250	7,250	74,428	74,732
Purchase of common stock	250	250		
Additional Paid in Capital			52,740	
Net income				64,001
BALANCE, March 31, 2003	7,500	$ 7,500	$ 127,168	$ 138,733

The accompanying notes are an integral part of these statements.

VRAKAS/BLUM MERGERS & ACQUISITIONS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 64,001	$ 115,485
Add (deduct)		
Increase (decrease) in cash due to changes in		
Accounts receivable	(8,907)	(6,540)
Prepaid dues and fees	(398)	(1,335)
Accounts payable	4,524	3,270
NET CASH FLOW - OPERATING ACTIVITIES	59,220	110,880
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of common stock	250	500
Additional Paid in Capital	52,740	500
Dividends	-	(14,526)
NET CASH FLOW (DEFICIT) - FINANCING ACTIVITIES	52,990	(13,526)
NET INCREASE IN CASH AND CASH EQUIVALENTS	112,210	97,354
CASH AND CASH EQUIVALENTS		
Beginning of year	144,777	47,423
End of year	$ 256,987	$ 144,777
ADDITIONAL INFORMATION		
Interest expense	-	-
Income taxes paid	-	-

VRAKAS/BLUM MERGERS & ACQUISITIONS, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business - Vrakas/Blum Mergers & Acquisitions, Inc. (V/B M&A) was incorporated on August 9, 1988 and became registered as a broker/dealer effective December 30, 1988 pursuant to Sec. 15(b) of the Securities Exchange Act of 1934. The principal function is to provide consulting and intermediary services regarding acquisitions and sales of closely-held companies. No margin accounts are maintained nor are any other transactions entered into on behalf of or with any customer. As a registered broker/dealer, V/B M&A must meet the requirements of various regulatory agencies.

Accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Income taxes - By consent of its shareholders, V/B M&A elected S Corporation status effective August 9, 1988 under the provisions of the Internal Revenue Code. Under those provisions and most state laws, V/B M&A generally will not pay federal or state income taxes on its taxable income. Instead, any taxable income or loss of V/B M&A is includable in the individual income tax returns of the shareholders.

Cash and cash equivalents - For purposes of the statement of cash flows, V/B M&A considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value.

2. RELATED PARTY TRANSACTIONS

V/B M&A has an affiliate, Vrakas, Blum & Co., S. C. (V/B), a certified public accounting and business advisory firm. Since V/B M&A has no employees, its services are provided by employees of V/B. In addition, V/B provides V/B M&A with management and administrative services, including invoicing and collection of certain revenues and

payment of the majority of V/B M&A expenses. As compensation for providing employee time, management and administrative services, V/B M&A incurs a liability to V/B of 50% of any consulting fees or commissions earned by V/B M&A.

3. NET CAPITAL REQUIREMENTS

V/B M&A is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio) shall not exceed 15 to 1.

Rule 15c3-1 also limits the withdrawal of equity, either by stock redemption or dividends, and the amount of unsecured loans to shareholders and employees subject to certain minimum net capital requirements and debt-to-equity ratios. At March 31, 2003, the company had net capital of $248,487 which was $243,487 in excess of its required net capital of $5,000. The company's net capital ratio was .05 to 1.

4. FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the years ended March 31, 2003 and 2002. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

SUPPLEMENTARY INFORMATION

Schedule 1

VRAKAS/BLUM MERGERS & ACQUISITIONS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2003 AND 2002

	2003	2002
NET CAPITAL		
Common stock	$ 7,500	$ 7,250
Paid in capital	127,168	74,428
Retained earnings	130,233	74,732
Total shareholders' equity	264,901	156,410
Less - nonallowable assets		
Intercompany receivables and payables	12,883	8,500
Prepaid dues and fees	3,531	3,133
Total nonallowable assets	16,414	11,633
NET CAPITAL	$ 248,487	$ 144,777
AGGREGATE INDEBTEDNESS		
Net payable to affiliate	$ 13,024	$ 8,500
NET CAPITAL REQUIREMENT		
Greater of (a) or (b)		
(a) 6-2/3% of aggregate indebtedness	$ 868	$ 567
(b) Minimum net capital requirement	$ 5,000	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000	$ 5,000
EXCESS NET CAPITAL	$ 243,487	$ 139,777
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.05 to 1.0	.06 to 1.0

Net capital at March 31, 2003 and 2002, as presented here, does not differ materially from that previously reported on the company's Focus Report, Part IIA for the same periods.


WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, C.P.A.
VALORIE A. BOCZKIEWICZ, C.P.A.
JEFFREY A. LANGTON, C.P.A.
ROXANN V. COWAN, C.P.A.
NILTJE M. HUDZ, C.P.A.
MATTHEW J. STOCKINGER, C.P.A.
SHANNON M. ROSZAK, C.P.A.

Phone: (262) 548-0444
Fax: (262) 548-0935
E-mail: edw@wbcosc.com

To the Board of Directors
Vrakas/Blum Mergers & Acquisitions, Inc.

In planning and performing our audit of the financial statements of VRAKAS/BLUM MERGERS & ACQUISITIONS, INC. for the year ended March 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Vrakas/Blum Mergers & Acquisitions, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of Vrakas/Blum Mergers & Acquisitions, Inc. for the year ended March 31, 2003 and this report does not affect our report thereon dated May 13, 2003. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Waukesha, Wisconsin
May 13, 2003